UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Long Blockchain Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

542614 102

(CUSIP Number)

Andrew Stranberg

Stran & Company, Inc.

2 Heritage Drive

Quincy, Massachusetts 02171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 542614 102	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Andrew Stranberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,288,799 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,288,799 shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,288,799 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 542614 102	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stran & Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,500,000 shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 542614 102	SCHEDULE 13D	Page 4 of 8 Pages

This Schedule 13D (“Schedule 13D”) is filed by Andrew Stranberg and Stran & Company, Inc. (“Stran”) with respect to ownership of common stock, par value $0.0001 per share (the “Shares”), of Long Blockchain Corp., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 18,101,246 Shares outstanding as of July 31, 2018.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Shares of the Issuer. The address of the principal executive offices of the Issuer is 12-1 Dubon Court, Farmingdale, New York 11735.

Item 2. Identity and Background.

The business address of each of Mr. Stranberg and Stran is 2 Heritage Drive, Quincy, Massachusetts 02171. Stran is controlled by Mr. Stranberg.

Neither Mr. Stranberg nor Stran have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Mr. Stranberg nor Stran have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Stranberg is a citizen of the United States. Stran is a Massachusetts corporation.

Item 3. Sources and Amount of Funds or Other Consideration.

The Shares purchased by Mr. Stranberg prior to July 27, 2018 were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in public offerings and private transactions. The aggregate purchase price of the 140,000 Shares and warrants underlying 70,000 Shares (the “October 4 Warrants”) Mr. Stranberg purchased from the Issuer in a public offering on October 4, 2017 is $287,000. The October 4 Warrants have an exercise price of $2.40 per Share. The aggregate purchase price of the 76,594 Shares Mr. Stranberg purchased from the Issuer in a public offering on January 30, 2017 is $306,376. The aggregate purchase price of the 25,000 Shares Mr. Stranberg purchased from the Issuer in a private placement on March 14, 2016 is $100,000. The aggregate purchase price of the 77,000 Shares Mr. Stranberg purchased in a private transaction in January 2015 is $500,500.

CUSIP No. 542614 102	SCHEDULE 13D	Page 5 of 8 Pages

Mr. Stranberg sold an aggregate of 99,795 Shares on March 21, 2018 for an aggregate of $299,575.65.

On July 27, 2018, the Issuer issued 2,500,000 Shares to Stran pursuant to an agreement (the “Agreement”) dated July 26, 2018 between the Issuer, Stran Loyalty Group Inc. (“SLG”) and Stran. Pursuant to the Agreement, Stran will provide to SLG all management, sales, accounting, operations, administrative and other services, and access to office space, equipment, software and utilities for employees of SLG, as necessary for the operation by SLG of a loyalty program. These Shares are subject to forfeiture if the net revenue of SLG for the 12 months ending July 31, 2019 is less than a certain threshold set forth in the Agreement.

In addition, under the Agreement, the Issuer agreed to issue Shares to Stran as follows:

●	If SLG’s net revenue and EBITDA margin for the 12 months ending July 31, 2019 equal or exceed certain “base” thresholds set forth in the Agreement, the Issuer will issue an additional 1,750,000 Shares. If SLG’s revenue and EBITDA margin for such period equal or exceed certain “stretch” thresholds set forth in the Agreement, the Issuer instead will issue an additional 2,250,000 Shares plus a number of Shares equal to 1.25 times the amount of any such net revenue excess divided by the average closing share price of the common stock over the last 30 business days of such period (the “Average Market Price”). If SLG’s net revenue or EBITDA is less than the “base” thresholds set forth in the Agreement, the Issuer instead will issue a number of Shares equal to the net revenue divided by the Average Market Price, but not more than 1,750,000 Shares.

●	If SLG’s net revenue and EBITDA margin for the 12 months ending July 31, 2020 equal or exceed certain “base” thresholds set forth in the Agreement, the Issuer will issue an additional 2,000,000 Shares. If SLG’s revenue and EBITDA margin for such period equal or exceed certain “stretch” thresholds set forth in the Agreement, the Issuer instead will issue an additional 2,500,000 Shares plus a number of Shares equal to 1.25 times the amount of any such net revenue excess divided by the Average Market Price. If SLG’s net revenue or EBITDA is less than the “base” thresholds set forth in the Agreement, the Issuer instead will issue the a number of Shares equal to the net revenue divided by the Average Market Price, but not more than 2,000,000 Shares.

As required under the Agreement, concurrently with the execution of the Agreement, Stran entered into a lock-up agreement with the Issuer, pursuant to which Stran agreed not transfer, assign or sell (subject to the exceptions set forth in the Lockup Agreement) (i) until July 31, 2019, the Shares that were issued to him upon execution of the Agreement or (ii) until January 31, 2020, the Shares that may be issuable to him pursuant to the Agreement based on SLG’s net revenue and EBITDA margin for the 12 months ended July 31, 2019.

CUSIP No. 542614 102	SCHEDULE 13D	Page 6 of 8 Pages

As required under the Agreement, concurrently with the execution of the Agreement, Mr. Stranberg entered into a subscription agreement (the “Subscription Agreement”) with the Issuer, pursuant to which Mr. Stranberg agreed to purchase 1,500,000 Shares for $0.40 per share, or an aggregate of $600,000. In addition, under the Subscription Agreement, the Issuer agreed to issue to Mr. Stranberg a three-year warrant (a “Warrant”) to purchase 450,000 Shares at an exercise price of $0.50 per Share, subject to adjustment for stock splits, stock dividends and similar transactions. The Warrant may be exercised for cash or on a “cashless” basis, at the option of the holder. Pursuant to the terms of the Warrant, the holder shall not have the right to exercise any portion of the Warrant to the extent that after giving effect to such issuance after exercise, the holder (together with its affiliates, and any other Persons acting as a group together with the holder or any of its affiliates), would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to the issuance of Shares issuable upon exercise of the Warrant. The purchase of the Shares and the Warrant pursuant to the Subscription Agreement was consummated on July 27, 2018. Mr. Stranberg used his personal funds for such purchase.

Pursuant to the Subscription Agreement, Mr. Stranberg agreed not to sell or transfer the Shares and the Warrant unless they are subsequently registered under the Securities Act and under applicable securities laws of certain states, or an exemption from such registration is available. Each certificate representing such securities will bear a restrictive legend relating to such restrictions.

Under the Agreement, Stran and its affiliates also will have the option to purchase (the “Option”), at any time prior to July 31, 2019, up to an additional 1,500,000 Shares, at a price of $0.40 per share, for a total additional purchase price of up to $600,000. Such additional purchase will be made pursuant to a subscription agreement in the same form as the Subscription Agreement described above. Accordingly, in connection with any such additional purchase, Stran or its affiliate will receive a Warrant to purchase 30% of the number of Shares subscribed for, on the same terms as the Warrant described above.

Item 4. Purpose of Transaction.

The acquisitions reported on in this Schedule 13D were made for investment purposes. Mr. Stranberg and Stran may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions, including pursuant to the Agreement, the Warrant or the Option.

Except as discussed above, neither Mr. Stranberg nor Stran has any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

CUSIP No. 542614 102	SCHEDULE 13D	Page 7 of 8 Pages

Item 5. Interest in Securities of the Issuer.

Mr. Stranberg is the beneficial owner of 4,288,799 Shares, or approximately 23.6% of the Issuer’s outstanding Shares. Such beneficial ownership includes 70,000 Shares that are subject to exercisable warrants and excludes 450,000 Shares subject to unexercisable warrants. Mr. Stranberg has sole voting and dispositive power over the Shares he holds. Mr. Stranberg is the controlling person of Stran. Accordingly he may be deemed to have sole voting and dispositive power over the Shares held by Stran.

Stran is the beneficial owner of 2,500,000 Shares, or approximately 13.8% of the Issuer’s outstanding Shares. Stran has sole voting and dispositive power over the Shares it holds.

In the last 60 days, neither of Mr. Stranberg nor Stran have effected any transactions of the Issuer’s Shares, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information under Item 3 is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

99.1.	Joint Filing Agreement, dated as of August 6, 2018, by and between Andrew Stranberg and Stran & Company, Inc.

CUSIP No. 542614 102	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2018

/s/ Andrew Stranberg
Andrew Stranberg

STRAN & COMPANY, INC.

	By:	/s/ Andrew Stranberg
Andrew Stranberg
Chief Executive Officer